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                          March 9, 2022

       Matthew P. Jordan
       Chief Financial Officer
       The RMR Group Inc.
       Two Newton Place,
       255 Washington Street, Suite 300
       Newton, MA 02458-1634

                                                        Re: The RMR Group Inc.
                                                            Form 10-K for the
Fiscal Year Ended September 30, 2021
                                                            Filed November 15,
2021
                                                            Form 8-K furnished
on January 27, 2022
                                                            File No. 001-37616

       Dear Mr. Jordan:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K Furnished January 27, 2022

       Exhibit 99.1, page 1

   1. We note the following items in regards to your presentation of non-GAAP measures in your earnings release:
                                                            In the top section
of your earnings release you highlight growth from the prior year for your "Adjusted
Net Income" and "Adjusted EBITDA" measures without
                                                            providing
comparable impact disclosure from the prior year for the comparable
                                                            GAAP measure
presented.
                                                            You present a
statement from your CEO highlighting your year over year increases in
                                                            "adjusted earnings
per share" and "Adjusted EBITDA" without providing similar
                                                            statements
regarding your comparable GAAP measures.
                                                            You discuss
adjusted earnings per share" without providing a reconciliation to the
 Matthew P. Jordan
The RMR Group Inc.
March 9, 2022
Page 2
             comparable GAAP measure and a statement on how this measure provides useful information to investors.
             You reconcile "Adjusted EBITDA Margin" to Operating Margin as the most directly comparable GAAP measure, however "Adjusted EBITDA" is reconciled to Net
             Income.
         Please revise or advise accordingly. Refer to Item 10(e)(1)(i) of Regulation S-K and
         Question 102.10 of the staff's Compliance and Disclosure Interpretations on Non-GAAP
         Financial Measures.
Form 10-K for the Fiscal Year Ended September 30, 2021

Item 15. Exhibits and Financial Statement Schedules, page F-1

2. We note from your disclosure in "Note 5. Related Person Transactions," that a significant portion of your revenues are earned from related parties. Please tell us what consideration was given to disclosing related party amounts on the face of your Consolidated Statements of Income. Refer to Rule 4-08(k) of Regulation S-X.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Aamira Chaudhry at 202-551-3389 or Abe Friedman at
202-551-
8298 with any questions.



FirstName LastNameMatthew P. Jordan                           Sincerely,
Comapany NameThe RMR Group Inc.
                                                              Division of
Corporation Finance
March 9, 2022 Page 2                                          Office of Trade &
Services
FirstName LastName